Filed Pursuant to Rule 424(b)(5)
                                                 Registration Nos. 333-100721
                                                                   333-100721-01
                                                                   333-100721-02
                                                                   333-100721-03

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 6, 2002)
                                  $195,000,000

                              (ALABAMA POWER LOGO)

                 SERIES W FLOATING RATE EXTENDIBLE SENIOR NOTES
                          ---------------------------
     This is a public offering by Alabama Power Company of $195,000,000 of Series W Floating Rate Extendible Senior Notes. The Series W Senior Notes will mature on April 23, 2006, the initial maturity date, unless the maturity of all or any portion of the principal amount of the Series W Senior Notes is extended in accordance with the procedures described herein. In no event will the maturity of the Series W Senior Notes be extended beyond April 23, 2007, the final maturity date.

     Interest on the Series W Senior Notes is payable quarterly, beginning July 23, 2003. The per annum interest rate on the Series W Senior Notes will be reset quarterly based on three-month LIBOR plus the applicable spread for that interest period; however, under certain limited circumstances described in this Prospectus Supplement, the interest rate on the Series W Senior Notes will be determined without reference to LIBOR.

     The Series W Senior Notes are not redeemable prior to the initial maturity date or the final maturity date.

     See "RISK FACTORS" on page S-3 for a description of certain risks associated with investing in the Series W Senior Notes.

     The Series W Senior Notes should be delivered on or about April 23, 2003 through the book-entry facilities of The Depository Trust Company.

-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
                                                              Per Series W
                                                              Senior Note       Total
-----------------------------------------------------------------------------------------
Public Offering Price.......................................    100.000%     $195,000,000
Underwriting Discount.......................................      0.450%     $    877,500
Proceeds to Alabama Power Company...........................     99.550%     $194,122,500
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

                          ---------------------------

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.
                          ---------------------------
LEHMAN BROTHERS
                BNY CAPITAL MARKETS, INC.
                                 THE WILLIAMS CAPITAL GROUP, L.P.

April 15, 2003

In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the attached Prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

We are offering to sell the Series W Senior Notes only in places where sales are permitted.

You should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the attached Prospectus, including information incorporated by reference, is accurate as of any date other than its respective date.
     ----------------------------------------------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
Risk Factors                             S-3
The Company                              S-3
Selected Financial Information           S-3
Use of Proceeds                          S-4
Description of the Series W Senior
  Notes                                  S-4
Material U.S. Federal Tax
  Considerations                         S-9
Experts                                 S-11
Underwriting                            S-12

                                        PAGE
                                        ----

PROSPECTUS
About this Prospectus                      2
Available Information                      2
Incorporation of Certain Documents by
  Reference                                2
Selected Information                       4
Alabama Power Company                      4
The Trusts                                 5
Accounting Treatment of Trusts             6
Use of Proceeds                            6
Description of the New Bonds               6
Description of the New Stock               9
Description of the Senior Notes           11
Description of the Junior Subordinated
  Notes                                   15
Description of the Preferred
  Securities                              20
Description of the Guarantees             21
Relationship Among the Preferred
  Securities, the Junior Subordinated
  Notes and the Guarantees                23
Plan of Distribution                      24
Legal Matters                             25
Experts                                   25

                                  RISK FACTORS

     Investing in the Series W Senior Notes involves risk. Please see the risk factors in Alabama Power Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, which is incorporated by reference in this Prospectus Supplement. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The risks and uncertainties not presently known to Alabama Power Company or that Alabama Power Company currently deems immaterial may also impair its business operations, its financial results and the value of the Series W Senior Notes.

                                  THE COMPANY

     Alabama Power Company (the "Company") is a corporation organized under the laws of the State of Alabama on November 10, 1927, by the consolidation of a predecessor Alabama Power Company, Gulf Electric Company and Houston Power Company. The Company has its principal office at 600 North 18th Street, Birmingham, Alabama 35291, telephone (205) 257-1000. The Company is a wholly owned subsidiary of The Southern Company.

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 44,500 square mile service area comprising most of the State of Alabama.

                         SELECTED FINANCIAL INFORMATION

     The following selected financial data for the years ended December 31, 1998 through December 31, 2002 have been derived from the Company's financial statements and related notes, incorporated by reference in this Prospectus Supplement. The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management's discussion and analysis of results of operations and financial information, the financial statements and related notes and other financial information incorporated by reference in this Prospectus Supplement.

                                                                 YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------
                                                         1998     1999     2000     2001     2002
                                                        ------   ------   ------   ------   ------
                                                                (MILLIONS, EXCEPT RATIOS)
Operating Revenues....................................  $3,386   $3,385   $3,667   $3,586   $3,711
Earnings Before Income Taxes..........................     610      658      698      650      768
Net Income After Dividends on Preferred Stock.........     377      400      420      387      461
Ratio of Earnings to Fixed Charges(1).................    3.12     3.59     3.46     3.31     3.98

                                                                      CAPITALIZATION
                                                                  AS OF DECEMBER 31, 2002
                                                              -------------------------------
                                                              ACTUAL       AS ADJUSTED(2)
                                                              ------   ----------------------
                                                              (MILLIONS, EXCEPT PERCENTAGES)
Common Stock Equity.........................................  $3,378       $3,378        46.1%
Cumulative Preferred Stock..................................     248          373         5.1
Company Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trusts Holding Company Junior
  Subordinated Notes........................................     300          300         4.1
Senior Notes................................................   2,325        2,750        37.5
Other Long-Term Debt........................................     526          526         7.2
                                                              ------       ------       -----
  Total, excluding amounts due within one year of $1,118
     million................................................  $6,777       $7,327       100.0%
                                                              ======       ======       =====

---------------

(1) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Income Taxes" "Interest expense, net of amounts capitalized," "Distributions on preferred securities of subsidiary" and the debt portion of allowance for funds used during construction; and (ii) "Fixed Charges" consist of "Interest expense, net of amounts capitalized," "Distributions on preferred securities of subsidiary" and the debt portion of allowance for funds used during construction.

(2) Reflects: (i) the issuance in February 2003 of 1,250 shares ($125,000,000 aggregate stated capital) of Flexible Money Market Class A Preferred Stock (Series 2003A), Cumulative, Par Value $1 Per Share (Stated Capital $100,000 Per Share); (ii) the issuance in February 2003 of $250,000,000 aggregate principal amount of Series T 5.70% Senior Notes due February 15, 2033; (iii) the issuance in February 2003 of $170,000,000 aggregate principal amount of Series U 2.65% Senior Notes due February 15, 2006; (iv) the redemption in March 2003 of $200,000,000 aggregate principal amount of Series B 7% Senior Quarterly Interest Notes due December 31, 2047; (v) the issuance in March 2003 of $200,000,000 aggregate principal amount of Series V 5.60% Senior Notes due March 15, 2033; (vi) the proposed redemption in April 2003 of $190,000,000 aggregate principal amount of Series C 7% Senior Notes due March 31, 2048; and (vii) the issuance of the Series W Senior Notes.

                                USE OF PROCEEDS

     The proceeds from the sale of the Series W Senior Notes will be used by the Company for general corporate purposes, including the Company's continuous construction program.

                    DESCRIPTION OF THE SERIES W SENIOR NOTES

     Set forth below is a description of the specific terms of the Series W Floating Rate Extendible Senior Notes (the "Series W Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the senior notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture (the "Senior Note Indenture") dated as of December 1, 1997, as supplemented, between the Company and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee (the "Senior Note Indenture Trustee").

GENERAL

     The Series W Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series W Senior Notes will be initially issued in the aggregate principal amount of $195,000,000. The Company may, without the consent of the holders of the Series W Senior Notes, issue additional notes having the same ranking and interest rate, maturity and other terms (except for the issue price and issue date) as the Series W Senior Notes. Any additional notes having such similar terms, together with the Series W Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.

     The Series W Senior Notes are not subject to any sinking fund provision. The Series W Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

MATURITY AND EXTENSION OF MATURITY

     The initial maturity date for the Series W Senior Notes is April 23, 2006 (the "Initial Maturity Date"). The maturity of all or any portion of the principal amount of the Series W Senior Notes may be extended in accordance with the procedures set forth below. In no event will the maturity of the Series W Senior Notes be extended beyond the final maturity date of April 23, 2007 (the "Final Maturity Date"). If the Initial Maturity Date or the Final Maturity Date is not a Business Day (as defined herein), the Initial Maturity Date or the Final Maturity Date, as the case may be, will be the next succeeding Business Day (and without any interest or other payment in respect of such delay), except that if such Business Day is in the next calendar month, such Initial Maturity Date or Final Maturity Date, as the case may be, shall be the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

     A holder of the Series W Senior Notes may elect to extend the maturity of all or any portion of the principal amount of its Series W Senior Notes to the Final Maturity Date with such extension being effective on April 23, 2005 (the "Extension Date").

     To extend the maturity of the Series W Senior Notes, a holder must deliver a notice of election during the notice period beginning on the thirty-fifth calendar day prior to the Extension Date and ending on the fifth calendar day prior to the Extension Date (the "Notice Period"). A notice of election must be delivered to the Senior Note Indenture Trustee through the normal clearing system channels described in more detail below. Upon delivery to the Senior Note Indenture Trustee of a notice of election to extend the maturity of such holder's Series W Senior Notes or any portion thereof, that election will be irrevocable. A holder may elect to extend the maturity of its Series W Senior Notes having a principal amount of $1,000 or any multiple of $1,000 in excess thereof.

     If, on the Extension Date, a holder has not made an election to extend the maturity of any portion of the principal amount of its Series W Senior Notes, the principal amount of the Series W Senior Notes for which such holder has failed to make such an election will become due and payable on the Initial Maturity Date. The principal amount of the Series W Senior Notes for which such election is not exercised will be represented by a note issued as of the Extension Date. The note so issued will have the same terms as the Series W Senior Notes, except that it will not be extendible, will have a different interest rate, will have a separate CUSIP number and its maturity date will be the Initial Maturity Date. The failure to elect to extend the maturity of any portion of the Series W Senior Notes will be irrevocable and will be binding upon any subsequent holder of such Series W Senior Notes.

     The Series W Senior Notes will be issued in registered global form and will remain on deposit with The Depository Trust Company ("DTC"). Therefore, a holder must exercise the option to extend the maturity through DTC. To ensure that DTC will receive timely notice of a holder's election to extend the maturity of all or a portion of the Series W Senior Notes, so that it can deliver notice of the election to the Senior Note Indenture Trustee prior to the close of business on the last Business Day in the Notice Period, a holder must instruct its Direct Participant (as defined herein) or Indirect Participant (as defined herein) through which it holds an interest in the Series W Senior Notes to notify DTC of the holder's election to extend the maturity of the Series W Senior Notes in accordance with the then applicable operating procedures of DTC.

     DTC MUST RECEIVE ANY NOTICE OF ELECTION FROM ITS PARTICIPANTS NO LATER THAN 12:00 NOON (NEW YORK CITY TIME) ON THE LAST BUSINESS DAY IN THE NOTICE PERIOD. DIFFERENT FIRMS HAVE DIFFERENT DEADLINES FOR ACCEPTING INSTRUCTIONS FOR THEIR CUSTOMERS. A HOLDER SHOULD CONSULT THE DIRECT OR INDIRECT PARTICIPANT THROUGH WHICH IT HOLDS AN INTEREST IN THE SERIES W SENIOR NOTES TO ASCERTAIN THE DEADLINE FOR ENSURING THAT TIMELY NOTICE WILL BE DELIVERED TO DTC. IF A HOLDER HOLDS ITS INTEREST IN THE SERIES W SENIOR NOTES THROUGH EUROCLEAR OR CLEARSTREAM LUXEMBOURG, ADDITIONAL TIME MAY BE NEEDED TO GIVE NOTICE.

INTEREST

     Each Series W Senior Note shall bear interest from the date of original issuance, payable quarterly in arrears on January 23, April 23, July 23 and October 23, as applicable, to the person in whose name such Series W Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date. The initial interest payment date for the Series W Senior Notes is July 23, 2003. The amount of interest payable will be computed on the basis of the actual number of days elapsed over a 360-day year. If any interest payment date for the Series W Senior Notes would otherwise be a day that is not a Business Day, the interest payment date will be the next succeeding Business Day (except that if any such interest payment date falls on a day that is the final maturity of a Series W Senior Note (whether on the Initial Maturity Date or the Final Maturity Date) there shall be no interest or other payment in respect of such delay), except that if such Business Day is in the next calendar month, such interest payment date shall be the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

     The Series W Senior Notes will bear interest for each quarterly Interest Period at a per annum rate determined by the Calculation Agent, subject to the maximum interest rate permitted by New York or other applicable state law, as such law may be modified by United States law of general application. The interest rate applicable during each quarterly Interest Period will be equal to LIBOR on the Interest Determination Date for such Interest Period plus the Applicable Spread; provided, however, that in certain circumstances described below, the interest rate will be determined without reference to LIBOR. The Applicable Spread will be as follows:

     - from the date of original issuance to but excluding the Extension Date, the Applicable Spread on the Series W Senior Notes shall be 0.20%;

     - from the Extension Date to but excluding the Initial Maturity Date, the Applicable Spread on the Series W Senior Notes (or portions thereof) which maturity has not been extended shall be 0.05%;

     - from the Extension Date to but excluding the Final Maturity Date, the Applicable Spread on the Series W Senior Notes (or portions thereof) which maturity has been extended shall be 0.25%.

     Promptly upon determination of the applicable interest rate, the Calculation Agent will notify the Company and the Senior Note Indenture Trustee, if the Senior Note Indenture Trustee is not then serving as the Calculation Agent, of the interest rate for the new Interest Period. The interest rate determined by the Calculation Agent, absent manifest error, shall be binding and conclusive upon the beneficial owners and holders of the Series W Senior Notes, the Company and the Senior Note Indenture Trustee.

     If the following circumstances exist on any Interest Determination Date, the Calculation Agent shall determine the interest rate for the Series W Senior Notes as follows:

          (1) In the event no Reported Rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on an Interest Determination Date, the Calculation Agent shall request the principal London offices of each of four major banks in the London interbank market selected by the Calculation Agent (after consultation with the Company) to provide a quotation of the rate (the "Rate Quotation") at which three-month deposits in amounts of not less than $1,000,000 are offered by it to prime banks in the London interbank market, as of approximately 11:00 a.m., London time, on such Interest Determination Date, that is representative of single transactions at such time (the "Representative Amounts"). If at least two Rate Quotations are provided, the interest rate will be the arithmetic mean of the Rate Quotations obtained by the Calculation Agent, plus the Applicable Spread.

          (2) In the event no Reported Rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on an Interest Determination Date and there are fewer than two Rate Quotations, the interest rate will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such Interest Determination Date, by three major banks in New York City selected by the Calculation Agent (after consultation with the Company), for loans in Representative Amounts in U.S. dollars to leading European banks, having an index maturity of three months for a period commencing on the second London Business Day immediately following such Interest Determination Date, plus the Applicable Spread; provided, however, that if fewer than three banks selected by the Calculation Agent are quoting such rates, the interest rate for the applicable Interest Period will be the same as the interest rate in effect for the immediately preceding Interest Period.

     Upon the request of a holder of the Series W Senior Notes, the Calculation Agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next Interest Period.

     The following definitions apply to the Series W Senior Notes:

     "Business Day" means a day other than (i) a Saturday or Sunday, (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed, or (iii) a day on which the Senior Note Indenture Trustee's corporate trust office is closed for business.

     "Calculation Agent" means JPMorgan Chase Bank, or its successor appointed by the Company, acting as calculation agent.

     "Interest Determination Date" means the second London Business Day immediately preceding the first day of the relevant Interest Period.

     "Interest Period" means the period commencing on an interest payment date for the Series W Senior Notes (or, with respect to the initial Interest Period only, commencing on the issue date for the Series W Senior Notes) and ending on the day before the next succeeding interest payment date for the Series W Senior Notes.

     "LIBOR" for any Interest Determination Date will be the offered rate for deposits in U.S. dollars having an index maturity of three months for a period commencing on the second London Business Day immediately following the Interest Determination Date in amounts of not less than $1,000,000, as such rate appears on Telerate Page 3750 or a successor reporter of such rates selected by the Calculation Agent and acceptable to the Company, at approximately 11:00 a.m., London time, on the Interest Determination Date (the "Reported Rate").

     "London Business Day" means a day that is a Business Day and a day on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

     "Telerate Page 3750" means the display designated on page 3750 on Moneyline Telerate, Inc. (or such other page as may replace the 3750 page on that service or such other service as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

RANKING

     The Series W Senior Notes will be direct, unsecured and unsubordinated obligations of the Company and will rank equally with all other unsecured and unsubordinated obligations of the Company. The Series W Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $302,000,000 outstanding at December 31, 2002. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

REDEMPTION

     The Series W Senior Notes will not be redeemable by the Company prior to the Initial Maturity Date or the Final Maturity Date.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     DTC will act as the initial securities depository for the Series W Senior Notes. The Series W Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully registered global Series W Senior Notes certificates will be issued, representing in the aggregate the total principal amount of the Series W Senior Notes, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 85 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing

Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The DTC rules applicable to its Direct and Indirect Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

     Purchases of Series W Senior Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Series W Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series W Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series W Senior Notes. Transfers of ownership interests in the Series W Senior Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series W Senior Notes, except in the event that use of the book-entry system for the Series W Senior Notes is discontinued.

     To facilitate subsequent transfers, all Series W Senior Notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Series W Senior Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series W Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series W Senior Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Although voting with respect to the Series W Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to Series W Senior Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series W Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Series W Senior Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from the Company or the Senior Note Indenture Trustee on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Direct or Indirect Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Series W Senior Note will not be entitled to receive physical delivery of Series W Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series W Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series W Senior Note.

     DTC may discontinue providing its services as securities depository with respect to the Series W Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depository is not obtained, Series W Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depository) with respect to the Series W Senior Notes. In that event, certificates for the Series W Senior Notes will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Direct and Indirect Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                    MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

     The following is a general discussion of the material U.S. federal tax consequences of the acquisition, ownership and disposition of the Series W Senior Notes. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis.

     This discussion applies only to initial holders that purchase the Series W Senior Notes upon original issuance at the initial offering price and that hold the Series W Senior Notes as capital assets. This discussion is for general information only and does not address all of the federal income tax consequences that may be important to particular holders in light of their individual circumstances. As used herein, the term "U.S. Holder" means a beneficial owner of the Series W Senior Notes that is, for federal income tax purposes, a citizen or resident of the United States, a corporation organized under the laws of the United States or any State thereof or an estate or trust that is a United States person as defined in the Code. As used herein, the term "Non-U.S. Holder" means a beneficial owner of the Series W Senior Notes that is a nonresident alien individual, a foreign corporation, or a nonresident alien fiduciary of a foreign estate or trust. This discussion does not specifically address the tax consequences to Non-U.S. Holders that are or would be subject to federal income tax on a net basis on income realized with respect to the Series W Senior Notes because such income is effectively connected with the conduct of a trade or business within the United States. In addition, this discussion does not include any description of the tax laws of any state, local or foreign government that may be applicable to a particular holder. Prospective purchasers are urged to consult their own tax advisors as to the particular tax consequences to them of the acquisition, ownership and disposition of the Series W Senior Notes under federal, state, local and foreign tax laws, and the possible effects of changes in such tax laws.

FEDERAL INCOME TAXATION OF U.S. HOLDERS

  General

     In general, interest on the Series W Senior Notes will be taxable to a U.S. Holder as ordinary income at the time it accrues or is actually or constructively received in accordance with the U.S. Holder's method of accounting for federal income tax purposes. Upon the sale, exchange, redemption, retirement at maturity or other taxable disposition of the Series W Senior Notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (1) the amount realized on such disposition (except to the extent attributable to accrued interest which will be taxable as ordinary income) and (2) such U.S. Holder's adjusted tax basis in the Series W Senior Notes. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the Series W Senior Notes were held for more than one year on the date of disposition.

     The Company intends to treat the Final Maturity Date as the maturity date of the Series W Senior Notes for tax purposes. If the Initial Maturity Date were the maturity date of the Series W Senior Notes for tax purposes, an election by a holder to extend the maturity of the Series W Senior Notes to the Final Maturity Date should not constitute a "significant modification" under Treasury Regulations governing modifications of debt instruments. Accordingly, even if the election is viewed as an election to extend the maturity of the Series W Senior Notes that are deemed to mature on the Initial Maturity Date, rather than an election to redeem early the Series W Senior Notes that mature on the Final Maturity Date, the election should not be regarded as resulting in a taxable exchange.

  Backup Withholding and Information Reporting

     U.S. Holders will generally be required to supply a social security number or other taxpayer identification number along with certain certifications under penalties of perjury in order to avoid backup withholding with respect to interest paid on the Series W Senior Notes and the proceeds of a sale of the Series W Senior Notes. In addition, such payments will generally be subject to information reporting.

FEDERAL TAXATION OF NON-U.S. HOLDERS

  General

     Payments of interest on the Series W Senior Notes to a Non-U.S. Holder will not be subject to federal income or withholding tax, provided that (a) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of the Company's stock entitled to vote,
(b) the Non-U.S. Holder is not a "controlled foreign corporation" that is related to the Company, through stock ownership, (c) the Non-U.S. Holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business, and (d) the Non-U.S. Holder certifies under penalties of perjury on an Internal Revenue Service ("IRS") form that it is not a "United States person," as defined in the Code, and provides the name and address of the beneficial owner. In the case of the Series W Senior Notes held by a foreign partnership, certifications must also be provided by the partners rather than the partnership. If interest paid on the Series W Senior Notes is not eligible for the exemption from withholding described earlier in this paragraph, a Non-U.S. Holder may be entitled to the benefits of an income tax treaty under which interest on the Series W Senior Notes would be subject to a reduced rate of or exemption from withholding tax, provided a properly executed IRS form is furnished to the withholding agent.

     A Non-U.S. Holder generally will not be subject to U.S. income or withholding tax, except as described below under "Backup Withholding and Information Reporting," with respect to gain realized on the sale, exchange, redemption, retirement at maturity or other disposition of the Series W Senior Notes unless the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of disposition and certain other conditions are met.

     The Series W Senior Notes held at the time of death by an individual who is not a citizen or resident of the United States will not be included in such holder's gross estate for U.S. federal estate tax purposes, provided that the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of the Company's stock entitled to vote and income on the Series W Senior Notes is not effectively connected with the conduct of a trade or business in the United States.

  Backup Withholding and Information Reporting

     Backup withholding will not apply to payments made by the Company or a paying agent to a Non-U.S. Holder if the certification described above is received. Backup withholding generally will not apply to payments on the Series W Senior Notes made to a Non-U.S. Holder by or through the foreign office of a custodian, nominee or other agent of such Non-U.S. Holder, or if a foreign office of a broker pays the proceeds of the sale of the Series W Senior Notes. Information reporting will apply, however, to payments on the Series W Senior Notes by the Company or its paying agent and to payments through a foreign office of a custodian, nominee, agent or broker that is, for U.S. federal income tax purposes, a United States person, a "controlled foreign corporation", a foreign partnership that at any time during its taxable year is owned by one or more United States persons who, in the aggregate, hold more than 50% of the income or capital interest in the partnership, or a foreign person that has certain connections with the United States, unless such custodian, nominee, agent or broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the holder otherwise establishes an exemption. Payment by a U.S. office of a custodian, nominee, agent or broker will be subject to both backup withholding and information reporting unless the holder certifies under penalties of perjury that it is not a United States person and the payor does not have actual knowledge to the contrary or the holder otherwise establishes an exemption. A Non-U.S. Holder may obtain a refund or a credit against such Non-U.S. Holder's federal income tax liability of any amounts withheld under the backup withholding rules, provided the required information is furnished to the IRS.

                                    EXPERTS

     The financial statements and the related financial statement schedule as of and for the year ended December 31, 2002 incorporated in this Prospectus Supplement by reference from the Company's Annual Report on Form 10-K for the year-ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated in this Prospectus Supplement by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to the underwriters named below (the "Underwriters") and each of the Underwriters has severally agreed to purchase from the Company the principal amount of the Series W Senior Notes set forth opposite its name below:

                                                               PRINCIPAL AMOUNT OF
                            NAME                              SERIES W SENIOR NOTES
                            ----                              ---------------------
Lehman Brothers Inc. .......................................      $136,500,000
BNY Capital Markets, Inc. ..................................        39,000,000
The Williams Capital Group, L.P. ...........................        19,500,000
                                                                  ------------
          Total.............................................      $195,000,000
                                                                  ============

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Series W Senior Notes offered hereby if any of the Series W Senior Notes are purchased.

     The Underwriters propose to offer the Series W Senior Notes directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and may offer them to certain securities dealers at such price less a concession not in excess of 0.250% of the principal amount per Series W Senior Note. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.200% of the principal amount per Series W Senior Note to certain brokers and dealers. After the Series W Senior Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     Prior to this offering, there has been no public market for the Series W Senior Notes. The Underwriters have advised the Company that they intend to make a market in the Series W Senior Notes. The Underwriters will have no obligation to make a market in the Series W Senior Notes, however, and may cease market making activities, if commenced, at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company's expenses associated with the offer and sale of the Series W Senior Notes are estimated to be $275,000.

     The Company has agreed with the Underwriters, that during the period of 15 days from the date of the Underwriting Agreement, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Series W Senior Notes, any security convertible into, exchangeable into or exercisable for the Series W Senior Notes or any debt securities substantially similar to the Series W Senior Notes (except for the Series W Senior Notes issued pursuant to the Underwriting Agreement), without the prior written consent of Lehman Brothers Inc. ("Lehman"). This agreement does not apply to issuances of commercial paper or other debt securities with scheduled maturities of less than one year.

     In order to facilitate the offering of the Series W Senior Notes, Lehman may engage in transactions that stabilize, maintain or otherwise affect the price of the Series W Senior Notes. Specifically, Lehman may over-allot in connection with the offering, creating short positions in the Series W Senior Notes for its own account. In addition, to cover over-allotments or to stabilize the price of the Series W Senior Notes, Lehman may bid for, and purchase, Series W Senior Notes in the open market. Lehman may reclaim selling concessions allowed to an underwriter or dealer for distributing Series W Senior Notes in the offering, if Lehman repurchases previously distributed Series W Senior Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series W Senior Notes above independent market levels. Lehman is not required to engage in these activities, and may end any of these activities at any time.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series W Senior Notes. In addition, neither the Company nor the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions once commenced will not be discontinued without notice.

     Lehman will make the Series W Senior Notes available for distribution on the internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Lehman and its customers and is not a party to this offering. Lehman does not believe that Market Axess Inc. will function as an underwriter or agent of this offering, nor do they believe that Market Axess Inc. will act as a broker for any customer of Lehman. Market Axess Inc. is a registered broker-dealer and will receive compensation from Lehman based on transactions that Lehman transacts through the system. Lehman will make the Series W Senior Notes available to its customers through internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

     The Underwriters engage in transactions with, and, from time to time, have performed investment banking and/or commercial banking services for, the Company and its affiliates in the ordinary course of business and may do so in the future.

                                  $195,000,000

                              (ALABAMA POWER LOGO)

                 SERIES W FLOATING RATE EXTENDIBLE SENIOR NOTES

                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                                 April 15, 2003
                          ---------------------------

LEHMAN BROTHERS
                BNY CAPITAL MARKETS, INC.
                                 THE WILLIAMS CAPITAL GROUP, L.P.